December 13, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Suzanne Hayes
Assistant Director

Re:    Valeritas Holdings, Inc.
Registration Statement on Form S-3
File No. 333-220799

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Valeritas Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-220799) (the “Registration Statement”), so that the Registration Statement may become effective at 4:00 p.m. (Washington, D.C. time) on December 15, 2017, or as soon as practicable thereafter.

VALERITAS HOLDINGS, INC.

By:/s/ John E. Timberlake
Name:     John E. Timberlake
Title:    Chief Executive Officer